SCHEDULE OF COMPENSATION

Subject to the terms and conditions of the Selling Agreement, you shall be compensated according to the following schedule of the policy forms shown. The payment of compensation is subject to the rules and practices of Allstate Life Insurance Company of New York (“ALNY”) and ALFS. By submission of an application or the acceptance of compensation, you agree to be bound by the provisions of this schedule. The Schedule of Commissions only shows the contracts and policies currently issued by ALNY. Renewal and trail commissions and commissions for additional contributions for discontinued contracts and polices shall be paid at the rate on the Schedule of Commissions that was in effect immediately before new sales of a contract or policy were discontinued by ALNY.

The registered representative may elect to receive compensation pursuant to any of the Options as described below.

Plan Name Plan #	% Of Premium
TotalAccumulatorSM NYLU727 Variable Universal Life Option A-First Year Target Premium	80.00
First and Second Year Excess and Renewals Years 3-5 Issue Ages: 0-59	3.00
60+	2.00
Renewals Years 6-20	1.00
Second Year Target Premium	20.00
Trail Commission (Years 6+)	.15

Option B-First Year Target Premium First and Second Year Excess and Renewals Years 3+ Issue Ages: 0-59 60+	80.00 2.00 1.00 1.00 11.00 .50 .15
Renewals Years 6-20 Second Year Target Premium Trail Commission (Years 2-10) (Years 11+)

VARIABLE UNIVERSAL LIFE

(a)

All premium paid into the policy during the first 12 months will be credited to the first year target premium until the full first year target premium has been paid. Any excess first year premium and all renewal premium will be compensated as stated in the table.

(b)

If a term plan is exchanged for a variable universal life policy, full first year compensation will be paid on the premium actually paid by the policy owner. No compensation will be payable on premiums which are paid by applying a premium exchange allowance.

(c)	No first year compensation will be paid on any additional target premium resulting from a temporary substandard extra premium.
(d)	Renewal commissions will not be paid on premiums paid under a continuation of premium rider.
(e)	For TotalAccumulatorSM VUL:
1.

Under Option A and B, the trail commission will be paid quarterly at a rate of .0375% for Option A, and .125% (Years 2-10) and .0375% (Years 11+) for Option B, respectively, of the net policy value for all Policies at least 15 months old. If neither Option A nor B is elected by the registered representative, compensation at all levels will be paid under Option A.

2.	An increase in face amount after issue will result in an increase in target premium based on insured’s attained age at time of increase.